SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of February 2020

Commission File Number: 001-14014

CREDICORP LTD.

(Translation of registrant’s name into English)

Of our subsidiary

Banco de Credito del Peru:

Calle Centenario 156

La Molina

Lima 12, Peru (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

February 5, 2020

Securities and Exchange Commission - SEC

Re.: MATERIAL EVENT

Dear Sirs:

Credicorp Ltd. (the ‘Company’) notifies you as a Material Event that, in its session held on February 5, 2020, the Company’s Board of Directors agreed on the following:

1.	To amend the number and composition of the Board Committees, so that, effective from April 2020:

a)	The number of Board Committees is reduced from 7 to 4.

b)	Each of the Executive Committee and the Investment Committee are dissolved.

c)	Each of the Audit Committee, the Corporate Governance Committee, and the Risks Committee, will remain in force.

d)	The current Compensation Committee is merged with the Nominations Committee under the new name of Compensation and Nominations Committee.

2.	In accordance with international best practices and effective from April 2020, to modify the internal policies of the Company to establish that the Chairman of the Board of Directors may only participate in the Risk Committee and in the Compensation and Nominations Committee, but in no case may he preside over said committees.

3.	To submit a proposal at the Annual General Meeting of Shareholders in 2020 which would amend Bye-Law 4.11 in order to increase the size of the Board by one Director, from 8 to 9.

4.	To set the date for the Annual General Meeting of Shareholders for Friday, March 27, 2020, at 3 p.m. (Peru time), at the main offices of Banco de Credito del Peru, located at Calle Centenario 156, Urb. Las Laderas de Melgarejo, La Molina, Lima, Peru. In accordance with the Company’s Bye-Laws, if the required quorum is not met in the first instance, the meeting will be postponed until Friday, April 3, 2020, at the same place and time.

The Board has established that those shareholders who are officially registered as shareholders of the Company as of Tuesday, February 18, 2020 (‘Record Date’) will be entitled to attend and vote in the above-mentioned meeting.

5.	The Agenda defined for such Annual General Meeting of Shareholders will address the following matters:

•	Presentation by the Chairman of the Board of the Annual Report for the financial year ended December 31, 2019.
•	To consider and approve the audited consolidated financial statements of the Company and its subsidiaries for the financial year ended December 31, 2019, including the report of the external auditors of the Company thereon.
•	To elect Directors of the Company and define their remuneration.
•	To partially amend the Bye-laws, to amend, among other provisions, Bye-law 4.11 with respect to the number of Directors.
•	To appoint the external auditors of the Company to perform such services for the 2020 financial year and to confirm the Audit Committee’s approval of the fees for such audit services.

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the ‘Exchange Act’) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Miriam Böttger

Authorized Representative

Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 5, 2020

CREDICORP LTD. (Registrant)

By:	/s/ Miriam Böttger
Miriam Böttger
Authorized Representative